BARBER ASSOCIATES, CPA's

Members Michigan Association of CPA's and American Institute of CPA's
15090 Beck Road · Suite 250 · Plymouth, MI 48170 · (734) 927-0690 P · (734) 927-0694 F

April 5, 2008

Lamperd Less Lethal, Inc.
1200 Michener Road
Sarnia, Ontario
Canada, N7S 4B1

To the Members of the Audit Committee
Barry Lamperd
Sharon Scott

Dear Members,

This letter is sent to you to explain the reasons for our resignation as your independent auditors.

As your preliminary 8-K stated, staffing is one of the reasons for our resignation as your independent auditors, however, this staffing issue was caused by reasons which were beyond our control. It was caused by the fact that we did not receive the financial statements or much of the supporting information and documentation to conduct the audit in a timely and professional manner as much of this information was not received until the end of March.

In addition, our engagement letter indicates that you are to maintain a retainer on account with our firm and invoices are to be paid upon presentation. This did not occur and in accordance with our firm policy and as stated in our engagement letter, work will be suspended due to non-payment of fees.

Therefore, due to untimely and lack of information to perform the audit and due to non-timely payment of invoices and maintenance of an agreed-upon retainer, we elected to terminate our services.

Regards,

Gregory J. Barber, CPA

Gregory J. Barber, CPA, P.C. d.b.a. Barber and Associates, CPA's